Filed by Social Capital Suvretta Holdings Corp. I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Akili Interactive Labs, Inc.

Registration No.: 333-262706

Date: August 2, 2022

This filing relates to the proposed merger of Akili Interactive Labs, Inc., a Delaware corporation (“Target”), with Karibu Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Social Capital Suvretta Holdings Corp. I, a Cayman Islands exempted company limited by shares (“SPAC”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 26, 2022, by and among SPAC, Merger Sub and Target.

AUG 1

About this presentation This investor presentation ( Presentation ) contains proprietary and conﬁdential information of Social Capital Suvretta Holdings Corp. I (“SCS”) and Akili Interactive Labs, Inc. (“Akili” or the “Company”), and the entire content should be considered “Conﬁdential Information” with respect to both SCS and the Company. This presentation is made solely for informational purposes, and no representation or warranty, express or implied, is made by SCS, the Company or any of their representatives as to the information contained in these materials or disclosed during any related presentations or discussions. The recipient of this presentation shall keep this presentation and its contents conﬁdential, shall not use this presentation and its contents for any purpose other than as expressly authorized by SCS and the Company and shall be required to return or destroy all copies of this presentation or portions thereof in its possession promptly following request for the return or destruction of such copies. By accepting delivery of this presentation, the recipient is deemed to agree to the foregoing conﬁdentiality requirements. This Presentation is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between SCS and the Company and related transactions and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this presentation. To the fullest extent permitted by law in no circumstances will SCS, the Company, Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and Cowen & Company, LLC, nor any of their respective subsidiaries, stockholders, afﬁliates, representatives, partners, directors, ofﬁcers, employees, investment banks, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of proﬁt arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither SCS nor the Company has independently veriﬁed the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of the Company or the Business Combination. Viewers of this presentation should each make their own evaluation of the Company and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. This Presentation and the information contained herein do not constitute (i) (a) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (b) an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualiﬁcation under the securities laws of any such jurisdiction, or (ii) an offer or commitment to lend, syndicate or arrange a ﬁnancing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. FORWARD LOOKING STATEMENTS Certain statements, estimates, targets and projections in this Presentation may be considered forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or involving, or future performance of, SCS or the Company. For example, statements concerning the following include forward-looking statements: projections of the Company’s future ﬁnancial results and other metrics, the satisfaction of closing conditions to the Business Combination and the timing of the completion of the Business Combination; the growth of the Company’s business and its ability to realize expected results; the Company’s plans for commercialization of EndeavorRx®; the growth and expansion of its clinical development pipeline; the viability of its growth and commercialization strategy, including related capabilities; trends and developments in the digital healthcare industry; the advantages and potential of its solution; its visibility into future ﬁnancial performance; and the total addressable markets for the Company’s development candidates. In some cases, you can identify forward-looking statements by terminology such as “pro forma”, “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SCS and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent deﬁnitive agreements with respect to the Business Combination; the outcome of any legal proceedings that may be instituted against SCS, the Company, the combined company or others following the announcement of the Business Combination and any deﬁnitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of SCS, or the Company to obtain ﬁnancing to complete the Business Combination or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated beneﬁts of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth proﬁtably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the possibility that the Company or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors; the Company’s estimates of expenses and proﬁtability; the evolution of the markets in which the Company competes; the ability of the Company to implement its strategic initiatives and continue to innovate its existing products; the ability of the Company to defend its intellectual property and satisfy regulatory requirements; the impact of the COVID-19 pandemic on the Company’s business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SCS’s ﬁnal prospectus dated June 29, 2021 relating to its initial public offering and other risks and uncertainties indicated from time to time in the deﬁnitive proxy statement delivered to SCS’s stockholders and related registration statement on Form S-4, including those set forth under “Risk Factors” therein, and other documents ﬁled or to be ﬁled with the Securities and Exchange Commission (the “SEC”) by SCS. 2

About this presentation USE OF PROJECTIONS This Presentation contains certain ﬁnancial forecasts of the Company. Neither SCS’ nor the Company’s independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. Such ﬁnancial forecast information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such ﬁnancial forecast information are inherently uncertain and are subject to a wide variety of signiﬁcant business, economic, competitive and other risks and uncertainties. See Forward-Looking Statements above. Actual results may differ materially from the results contemplated by the ﬁnancial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reﬂected in such forecasts will be achieved. SCS and the Company own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation may also contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with SCS or the Company, or an endorsement or sponsorship by or of SCS or the Company. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, © or ® symbols, but such references are not intended to indicate, in any way, that SCS or the Company will not assert, to the fullest extent under applicable law, their rights or the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. ADDITIONAL INFORMATION ABOUT THE BUSINESS COMBINATION AND WHERE TO FIND IT In connection with the proposed Business Combination, SCS ﬁled with the SEC a registration statement on Form S-4 (as amended, the “Registration Statement”) on February 14, 2022, which includes a document that serves as a prospectus and proxy statement of SCS, referred to as a proxy statement/prospectus. The Registration Statement became effective on July 21, 2022. SCS has mailed a deﬁnitive proxy statement/prospectus and other relevant documents to its shareholders of record as of July 14, 2022, the record date established for the extraordinary general meeting of SCS shareholders relating to the proposed transaction. The proxy statement/prospectus has been distributed to SCS's shareholders in connection with SCS's solicitation of proxies for the vote by SCS's shareholders with respect to the proposed transaction. SCS may also ﬁle other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING DECISION, SHAREHOLDERS OF SCS ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/ PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents ﬁled or that will be ﬁled with the SEC by SCS (when available) through the website maintained by the SEC at http://www.sec.gov.The documents ﬁled by SCS with the SEC also may be obtained free of charge at SCS's website at https://socialcapitalsuvrettaholdings.com/dnaa or upon written request to 2850 W. Horizon Ridge Parkway, Suite 200, Henderson, NV 89052. PARTICIPANTS IN THE SOLICITATION SCS and the Company and their respective directors and executive ofﬁcers may be deemed to be participants in the solicitation of proxies from SCS's shareholders in connection with the proposed transaction. A list of the names of such directors and executive ofﬁcers and information regarding their interests in the proposed transaction between the Company and SCS are contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph. 3

Establishing a new era of cognitive medicine through game-changing technologies 4

Brain function is the next frontier 6

Current treatments and approaches are inadequate A new category of medicine Physiologically-active DTx Pharmaceuticals Behavioral therapy • Can lead to mixed results • Largely treats • MOA-based eﬃcacy symptoms • Positive safety proﬁle • Can have accessibility (vs. function) and cost issues • FDA clearance, Rx • Potential signiﬁcant side eﬀects 12 DTx =Digital Therapeutics MOA = Mechanism Of Action

® EndeavorRx game mechanics overview ™ SSME NAVIGATION FOCUS Steer over gates and/or avoid obstacles INTERFERENCE PROCESSING TA R G E T I N G Tap for targets and ignore non-targets MULTITASKING MULTITASKING Simultaneous navigation and targeting 16

Core technology advantage: closed-loop system ™ SSME 18

Core technology advantage: population-tailored expansion/diﬀerentiation Core cognitive engine remains intact, while creating completely unique games tailored for each audience and personalized for each individual All games include the ™ key SSME components yet are completely unique games designed for the audience Continuous, Visual discrimination unpredictable motor task stimulus task ™ SSME Examples of Akili prototypes in development 19

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® EndeavorRx has a large and att ractive initial target population in addressing att ention issues 3 ADHD MARKET - US ONLY (patients in millions) 11M Current prescription ADHD treatments in the US address large patient populations 4.7M 8M ADULT 1 $ 3.3M ~ 10Bn ADULT ADHD MARKET 2.8M AG E S 1 3 - 17 1.9M AG E S 1 3 - 17 INITIAL 2 INDICATION 2.1M 1.8M >70M FDA AG E S 8 - 1 2 AG E S 8 - 1 2 CLEARED Prescriptions per year 1.2M 1.1M AG E S 3 - 8 AG E S 3 - 8 Total market Initial target population in inatt ention 1. DelveInsight, ADHD Market Insights, Epidemiology and Market Forecast-2027 (Dec. 2018) 260 25 3. please see slide #36 for sources 2. 2020 IMS Data

®

®

® EndeavorRx - key drivers of the model PHASE PRE-LAUNCH PRE-LAUNCH PRE-LAUNCH GROW TH METRIC FY 2021 Q1’22 VS.Q1’21 1,713 668 229% Total Rx Writt en 1,422 503 166% DEMAND New Rx 1079% 291 165 Reﬁll Rx 877 437 191% Total Prescribers 832 239 96% ENGAGEMENT New Prescribers 57% 53% (14%) Conversion (Enrolled To Dispense) 86% 89% N/A % of TRx Self Paid N/A 10% 4.3% REIMBURSEMENT % of TRx Reimbursed 2.8M 2.6M N/A Total Covered Lives 30

Expected ADHD label expansion 2 INITIAL TARGET POPULATION SIZE (patients in millions) 8.1 TOTA L ADHD MARKET - US ONLY 1.1 POC start: H1 ’23 3-7 YEAR- OLD 4 3.3 Pivotal data: H2 ’23 3 ADULT 1.9 Pivotal data: H2 ’23 2 13-17 YEAR- OLD FDA CLEARED 1.8 8–12 YEAR- OLD 1 Launch: H2 ‘22 1 TIME 32 1. Timeframes are estimates and are subject to change - see Disclaimer and Risk Factors 2. please see slide #36 for sources REVENUE $

+ $500M Revenue potential in the US in 5-7 yrs in ADHD alone $500M+ per yr. US ADHD revenues (estimated in 5-7 yrs) Upside potential: • Additional payor coverage over-time reduces % of $300M $200M self-pay st 1.5 Rx refills per patient after 1 Rx • Reduced gross-to-net discounting • Ability to adapt treatment through the patient’s life (based on current distribution structure) ~15% gross-to-net discount extending revenue tail WAC / Rx Cash Price / Rx • No patent cliffs typically associated with drugs $450 $295 50% patients via 50% patients via self-pay insurance reimbursement Additional revenue opportunities: ~325,000 ~325,000 • Supplemental revenue model potential for services or treatment maintenance (e.g., care-team connected ~650K Patients Treated ® companion apps like EndeavorRx Insight ) 8% base market penetration for model 1 2 (as a reference, non-stimulants ~10% , behavioral therapy ~47% ) • Potential for physician reimbursement through 1 remote patient monitoring 8.1M Target Population excludes hyperactive only patients 1 ~11M US ADHD Market Represents market penetration of other products 1. please see slide #36 for sources 33 2. CDC.gov

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APPENDIX Clinical Data 37

2 US PAT I E N T S Autism spectrum disorder (ASD) 1.3M 410K TOTA L TA R G E T SSME (n=11) Children with ASD are at high risk for impairments in 0.8 2.5 1 Control (n=7) att ention function 0.6 2 The presence of ADHD symptoms in children with autism 0.4 spectrum disorder is associated with worse cognitive 0.72 1.5 1 (att ention) control 0.2 1 2.03 Att ention impairments contribute to poor functional 0 1 outcomes, such as reduced adaptive behavior 0.5 -0.35 -0.2 0.83 Pilot study (n=18), demonstrated high acceptability and -0.4 0 engagement with SSME and an improvement in att ention Adapted from: Yerys et al, JADD (2019) 49,1727–1737 and ADHD outcome measures compared to a control 1 condition aﬅer 4 weeks of treatment Journal of Autism And Developmental Disorders 1. Yerys et al, JADD (2019) 49,1727–1737 STATUS PRE-PIVOTAL TRIAL MEETING (FDA Q -SUB): ESTIMATED H2 2022 38 2. please see slide #36 for sources Timeframes are estimates and are subject to change - see Disclaimer and Risk Factors TOVA API (eﬀect size) ADHD-RS Total (eﬀect size)

US 4 PAT I E N T S Multiple sclerosis (MS) 900K 180K TOTA L TA R G E T Incidence of cognitive dysfunction in MS ranges from 1 7 20-60% SSME (n=20) Control (n=20) 6 It is predictive of loss of employment, loss of quality of life, 5 1 and aﬀects all aspects of daily life clinically meaningful 4 change Pilot study (n=21), signiﬁcant improvement in processing 6.1 3 speed (SDMT) in patients with cognitive dysfunction in 5.2 2 MS 2 3.6 3.0 3 1 POC RCT (n=40), clinically signiﬁcant improvement in SDMT (>4) aﬅer 6 weeks treatment (vs. baseline) with 0 ™ SSME in patients with cognitive dysfunction in MS. 70% of 6 weeks Rx 14 weeks f/u ™ ™ patients randomized to SSME maintained this clinically SSME not statistically signiﬁcant vs. control Adapted from: Bove et al MS Jour 2020; 27(5);778-789 meaningful 4+ point increase in SDMT aﬅer a further 8 weeks observation period (compared with 37% for 3 control, p = 0.038) 1. Benedict et al. BMC Neurol. 2012;12:55 2. Bove et al Neurol Ther 2019;8(1):135–145 3. Bove et al MS Jour 2020; 27(5);778-789 STATUS PRE-PIVOTAL TRIAL MEETING (FDA Q -SUB): ESTIMATED H1 2023 39 4. please see slide #36 for sources Timeframes are estimates and are subject to change - see Disclaimer and Risk Factors SDMT (change from baseline)

US 4 PAT I E N T S Major depressive disorder (MDD) 19M 2.1M TOTA L TA R G E T 5 Cognitive symptoms are present during up to 94% of SSME (n=37) Control (n=37) 4 depressive episodes and up to 44% of periods of 1 remission 3 4.3 2 1 Serious impact on patients' quality of life and activities of 0 tt 1 daily living -1 -2 Inter-episode cognitive function is related to the number of -3 -6.9 2 previous depressive episodes -4 -5 -6 POC RCT (n=74), signiﬁcant improvement in measures of -7 att ention aﬅer 6 weeks treatment with SSME compared to Adapted from: Keefe et al AJP (2022) 3 control 1. Conradi et al. Psychol Med. 2011;41(6):1165–74 2. Kessing et al Psychol Med. 1998;28(5):1027–38 3. Keefe et al AJP (2022) STATUS PRE-PIVOTAL TRIAL MEETING (FDA Q -SUB): ESTIMATED H2 2023 40 4. please see slide #36 for sources Timeframes are estimates and are subject to change - see Disclaimer and Risk Factors Sustained A ention (TOVA H1)

US 2 PAT I E N T S Acute cognitive dysfunction 700KTBI 1.3MCOVID 1MCHEMO 300KICU 81M TOTA L TA R G E T Cognitive impairments can occur aﬅer acute insults to the brain due to trauma, infection, hypoxia, inﬂammation, medication, toxins, critical illness, cancer etc. SSME (n=28) 0.4 Control (n=28) No Game (n=28) ™ SSME has the potential to assist in the short- and long- 0.3 term cognitive rehabilitation of these patients 0.2 0.39 Pilot study (n=84) completed in chronic TBI (veterans 0.22 60-85 yrs with history of multiple mild TBIs or ≥1 moderate 0.1 0.07 TBI and subjective cognitive complaints) showed signiﬁcant 0.03 improvement in measures of att ention (reaction time) and 0 1 -0.03 working memory compared to controls -0.16 tt -0.1 2 separate collaborative studies (n = 100 each) with Weill Cornell Medicine, NewYork-Presbyterian Hospital and -0.2 Vanderbilt University Medical Center underway in cognitive 4 weeks Rx 12 weeks f/u dysfunction following Covid infection (Covid Fog). Both 1. Kaup et al. AAIC 2019, A&D 15(7S);5;253-254 investigate the eﬀects of SSME (AKL-T01) over 4 or 6 weeks treatment compared to a TAU control group. STATUS COVID FOG PILOT STUDY DATA: ESTIMATED H2 2022 41 2. please see slide #36 for sources Timeframes are estimates and are subject to change - see Disclaimer and Risk Factors TOVA (a ention composite score)

Cognitive monitoring Cognition is oﬅen only assessed when there is a speciﬁc, subjective complaint from patients, family members, or 1 caregivers There is no consistent clinical protocol for how to use 1 cognitive assessment tools Most cognitive assessments have not changed in decades 1 and many are still performed on pen and paper Pilot study in MS (n=100) showed positive correlation between recognized cognitive function measure (SDMT) 2 and SSME in assessing cognition ™ Pilot study in older adults (n=54) showed ability of SSME to detect cognitive diﬀerences between amyloid +/- 1. Smith et al Psych Times July 2021 3 patients 2. Hsu et al. JMIR 2021;23(1) 3. Leurent et al, CTAD 2016, JPAD 3;S1;280-281 STATUS ONGOING STUDIES- ADHD, AGING; PLANNED: INITIATE PIVOTAL STUDY ESTIMATED H2 2023+ 42 Timeframes are estimates and are subject to change - see Disclaimer and Risk Factors

R&D technologies: beyond SSME Priority areas of study: Alzheimers, MCI (mild cognitive impairment) ™ SNAV Spatial Navigation Engine SPATIAL NAVIGATION, EPISODIC MEMORY ™ BBT Body Brain Trainer AT T E N T I O N , G OA L M A N AG E M E N T, WO R K I N G M E M O RY 43

Additional Information and Where to Find It

In connection with the proposed business combination transaction between Social Capital Suvretta Holdings Corp. I (“SCS”) and Akili, SCS filed a registration statement on Form S-4 (as amended, the “Registration Statement”) with the SEC on February 14, 2022, which includes a document that serves as a prospectus and proxy statement of SCS, referred to as a proxy statement/prospectus. The Registration Statement became effective on July 21, 2022. SCS has mailed a definitive proxy statement/prospectus and other relevant documents to its shareholders of record as of July 14, 2022, the record date established for the extraordinary general meeting of SCS shareholders relating to the proposed transaction. The proxy statement/prospectus has been distributed to SCS’s shareholders in connection with SCS’s solicitation of proxies for the vote by SCS’s shareholders with respect to the proposed transaction. SCS may also file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING DECISION, SHAREHOLDERS OF SCS ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCS (when available) through the website maintained by the SEC at http://www.sec.gov.

The documents filed by SCS with the SEC also may be obtained free of charge at SCS’s website at https://socialcapitalsuvrettaholdings.com/dnaa or upon written request to 2850 W. Horizon Ridge Parkway, Suite 200, Henderson, NV 89052.

Participants in the Solicitation

SCS and Akili and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCS’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction between Akili and SCS are contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom. This press release may be deemed to be solicitation material in respect of the proposed transactions contemplated by the proposed business combination between Akili and SCS.

Forward-Looking Statements

This communication may contain certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions and include statements regarding Akili’s expectations for EndeavorRx® and digital medicine, the development of its platform and the launch of EndeavorRx®, its partnership with Shionogi and the benefits expected therefrom, including the timing and results expected from its pivotal Phase 3 trial of SDT-001. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCS’s securities, (ii) the risk that the proposed transaction may not be completed by SCS’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCS, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Merger Agreement by the shareholders of SCS and the satisfaction of the minimum cash condition, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Akili’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Akili or diverts management’s attention from Akili’s ongoing business operations and potential difficulties in Akili employee retention as a result of the announcement and consummation of the proposed transaction, (ix) the outcome of any legal proceedings that may be instituted against Akili or against SCS related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of SCS’s securities on a national securities exchange, (xi) the price of SCS’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCS plans to operate or Akili operates, variations in operating performance across competitors, changes in laws and regulations affecting SCS’s or Akili’s business, and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the ability of Akili to successfully commercialize EndeavorRx® and continue to advance its clinical development pipeline, (xiv) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees, (xv) the evolution of the markets in which Akili competes, (xvi) the ability of Akili to defend its intellectual property and satisfy regulatory requirements, (xvii) the costs related to the proposed transaction, (xviii) the impact of the COVID-19 pandemic on Akili’s business, (xix) Akili’s expectations regarding its market opportunities, (xx) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Akili operates and (xxi) the timing and results expected from Akili and its partners’ clinical trials. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCS’s registration on Form S-1 (File Nos. 333-256723 and 333-257543), SCS’s quarterly report on Form 10-Q for the quarter ended March 31, 2022 filed with the SEC on May 16, 2022, the Registration Statement, including those under “Risk Factors” therein, and other documents filed by SCS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Akili and SCS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Akili nor SCS gives any assurance that either Akili or SCS, or the combined company, will achieve its expectations.